82-3470

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

04046797

22nd November, 2004

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

T[illegible]
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with ITC Limited

We write to advise that at the meeting of the Members of the Company held on 19th November, 2004, in terms of an Order dated 29th September, 2004 of the Hon'ble High Court at Calcutta, the Resolution relating to the Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with ITC Limited was passed, on a vote by poll, by requisite majority. The result of the said poll was as follows:

		Number of Members	Number of Votes	Percentage of Votes
A.	In favour of the Resolution	726	17,51,91,474	99.99%
B.	Against the Resolution	28	10,859	0.01%
	Total	754	17,52,02,333	100.00%

The above result was published on 21st November, 2004, in the Kolkata editions of 'The Economic Times', 'The Statesman' and 'Sambad Pratidin'. Three copies each of the newspaper clippings of the said advertisement are enclosed.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Dlw 12/21

Enclosed : as above

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

THE ECONOMIC TIMES KOLKATA
SUNDAY 21 NOVEMBER 2004

Company Application No. 647 of 2004
In The High Court at Calcutta
Original Jurisdiction

In the matter of:
The Companies Act, 1956
And
In the matter of:
An application under Sections 391(1) and 393 of the said Act
And
In the matter of:
ITC Limited

.... Applicant

Meeting of the Ordinary Shareholders of ITC Limited held on Friday, the 19th day of November, 2004

Announcement of Result of Poll

I, G. N. Ray (Retd. Judge), the Chairman of the Meeting of the Ordinary Shareholders of ITC Limited held on Friday, the 19th day of November, 2004, at Science City, Main Auditorium, JBS Haldane Avenue, Kolkata 700 046, at 10.30 a.m., pursuant to the Order dated the 29th day of September, 2004 of the Hon'ble High Court at Calcutta, based on the Scrutineers' Report dated the 19th day of November, 2004, hereby report the result of the poll taken on the following Resolution at the said Meeting:

"Resolved that the Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with ITC Limited, being Annexure "A" in Company Application No. 647 of 2004, in the Hon'ble High Court at Calcutta, a copy whereof is enclosed with the Notice dated 7th October, 2004, convening this Meeting, be and is hereby approved."

		Number of Members	Number of Votes	Percentage of Votes
A.	In favour of the Resolution	726	17,51,91,474	99.99%
B.	Against the Resolution	28	10,859	0.01%
	Total	754	17,52,02,333	100.00%

The Resolution was passed by requisite majority.

Dated the 19th day of November, 2004

Sd/- **G. N. Ray**
(Chairman of the Meeting)

ITC Limited
Enduring value.
For the nation. For the shareholder.

Please visit us at www.itcportal.com

ITC Limited 37 J. L. Nehru Road, KOLKATA-71

কোম্পানির আবেদন সংখ্যা ২০০৪-এর ৬৪৭
কলকাতা উচ্চ ন্যায়ালয়
মূল অধিক্ষেত্র

বিষয় ঃ
কোম্পানি আইন, ১৯৫৬
এবং
বিষয় ঃ
উক্ত আইনের ৩৯১(১) ও ৩৯৩ ধারার অধীনে
একটি আবেদন
এবং
বিষয় ঃ
আই টি সি লিমিটেড

.... আবেদনকারী

শুক্রবার, ১৯শে নভেম্বর, ২০০৪ তারিখে অনুষ্ঠিত আই টি সি লিমিটেডের সাধারণ শেয়ারগ্রহীতাদের সভা

নির্বাচনের ফলাফল ঘোষণা

আমি, জি এন রে (অবসরপ্রাপ্ত বিচারপতি), এতদ্বারা ১৯শে নভেম্বর, ২০০৪ তারিখের স্ক্রুটিনিয়ারের রিপোর্টের ভিত্তিতে কলকাতাস্থিত মহামান্য উচ্চ ন্যায়ালয়ের ২৯শে সেপ্টেম্বর, ২০০৪ তারিখের আদেশানুসারে শুক্রবার, ১৯শে নভেম্বর, ২০০৪ তারিখে সকাল ১০ টা ৩০ মিনিটে সায়েন্স সিটি, মেইন অডিটোরিয়াম, জে বি এস হ্যালডেন অ্যাভিনিউ, কলকাতা ৭০০ ০৪৬-এ অনুষ্ঠিত আই টি সি লিমিটেডের সাধারণ শেয়ারগ্রহীতাদের সভায় সভাপতি হিসাবে উক্ত সভায় নিম্নলিখিত প্রস্তাবের উপর গৃহীত নির্বাচনের ফলাফল ঘোষণা করছি ঃ

"প্রস্তাব করা হচ্ছে যে এই সভা আহ্বান করে ৭ই অক্টোবর, ২০০৪ তারিখের বিজ্ঞপ্তির সঙ্গে সংযুক্ত প্রতিলিপি অনুযায়ী কলকাতাস্থিত উচ্চ ন্যায়ালয়ে কোম্পানির আবেদন সংখ্যা ২০০৪-এর ৬৪৭-এর পরিশিষ্ট "এ" অনুসারে আই টি সি লিমিটেডের সঙ্গে আই টি সি হোটেলস লিমিটেড ও আনসল হোটেলস লিমিটেডের সংযুক্তিকরণ প্রকল্প এতদ্বারা যথাযথভাবে অনুমোদিত হল।"

		সদস্য সংখ্যা	ভোটের সংখ্যা	ভোটের শতকরা হার
ক.	প্রস্তাবের পক্ষে	৭২৬	১৭,৫১,৯১,৪৭৪	৯৯.৯৯%
খ.	প্রস্তাবের বিপক্ষে	২৮	১০,৮৫৯	০.০১%
	মোট	৭৫৪	১৭,৫২,০২,৩৩৩	১০০.০০%

উপযুক্ত সংখ্যাগরিষ্ঠতার ভিত্তিতে প্রস্তাবটি অনুমোদিত হয়েছে।

তারিখ ১৯শে নভেম্বর, ২০০৪

স্বা/- জি এন রে
(সভার সভাপতি)

ITC Limited
Enduring value.
For the nation. For the shareholder.

Please visit us at www.itcportal.com

ITC Limited, 37, J. L. Nehru Road, KOLKATA-71

Company Application No. 647 of 2004
In The High Court at Calcutta
Original Jurisdiction

In the matter of:
The Companies Act, 1956
And
In the matter of:
An application under Sections 391(1) and 393 of the said Act
And
In the matter of:
ITC Limited

.... Applicant

Meeting of the Ordinary Shareholders of ITC Limited held on Friday, the 19th day of November, 2004

Announcement of Result of Poll

I, G. N. Ray (Retd. Judge), the Chairman of the Meeting of the Ordinary Shareholders of ITC Limited held on Friday, the 19th day of November, 2004, at Science City, Main Auditorium, JBS Haldane Avenue, Kolkata 700 046, at 10.30 a.m., pursuant to the Order dated the 29th day of September, 2004 of the Hon'ble High Court at Calcutta, based on the Scrutineers' Report dated the 19th day of November, 2004, hereby report the result of the poll taken on the following Resolution at the said Meeting:

"Resolved that the Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with ITC Limited, being Annexure "A" in Company Application No. 647 of 2004, in the Hon'ble High Court at Calcutta, a copy whereof is enclosed with the Notice dated 7th October, 2004, convening this Meeting, be and is hereby approved."

		Number of Members	Number of Votes	Percentage of Votes
A.	In favour of the Resolution	726	17,51,91,474	99.99%
B.	Against the Resolution	28	10,859	0.01%
	Total	754	17,52,02,333	100.00%

The Resolution was passed by requisite majority.

Dated the 19th day of November, 2004

Sd/- **G. N. Ray**
(Chairman of the Meeting)

ITC Limited
Enduring value.
For the nation. For the shareholder.

Please visit us at www.itcportal.com

ITC Limited 37 J. Nehru Road KOLKATA-71